Exhibit 99.1

EHI CAR SERVICES LIMITED

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Balance Sheets as of December 31, 2016 and March 31, 2017	2
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income/(Loss) for the Three Months Ended March 31, 2016 and March 31, 2017	3
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity for the Three Months Ended March 31, 2016 and March 31, 2017	4
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2016 and March 31, 2017	5
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	6

1

EHI CAR SERVICES LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

As of December 31, 2016 and March 31, 2017

(RMB, except share data and per share data, or otherwise noted)

	As of
	December 31, 2016	March 31, 2017
	RMB	RMB	US$ (Note 2(d))
ASSETS
Current assets:
Cash and cash equivalents	529,518,517	550,912,256	80,037,229
Restricted cash	257,059,302	160,423,913	23,306,589
Accounts receivable, net of allowance for doubtful accounts of RMB9,159,321 and RMB9,336,685 as of December 31, 2016 and March 31, 2017, respectively	213,011,929	265,480,122	38,569,288
Receivables due from a related party	1,755,889	1,882,265	273,458
Prepaid expenses and other current assets	727,787,345	971,096,411	141,082,115
Short-term loans receivable	50,000,000	50,000,000	7,264,063
Vehicles held for sale	160,732,289	76,433,727	11,104,388
Deferred tax assets, current	1,839,973	—	—
Total current assets	1,941,705,244	2,076,228,694	301,637,130

Property and equipment, net	5,723,569,175	5,293,533,040	769,051,174
Intangible assets	64,101,470	63,840,616	9,274,845
Vehicle purchase deposits	420,922,908	385,547,676	56,012,854
Deferred tax assets, non-current	649,675	2,489,648	361,700
Other non-current assets	10,010,628	29,081,741	4,225,033
Total assets	8,160,959,100	7,850,721,415	1,140,562,736

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	179,877,847	65,196,185	9,471,784
Payables due to a related party	16,083,610	12,176,732	1,769,052
Accrued expenses and other current liabilities	268,491,387	226,975,606	32,975,304
Income tax payable	5,436,989	11,628,549	1,689,410
Short-term debt	926,219,333	761,682,630	110,658,216
Total current liabilities	1,396,109,166	1,077,659,702	156,563,766

Long-term debt due to third parties	2,667,822,989	2,630,375,911	382,144,339
Long-term debt due to a related party	100,000,000	100,000,000	14,528,126
Deferred tax liabilities, non-current	1,061,542	1,061,542	154,222
Other non-current liabilities	4,835,862	8,943,479	1,299,320
Total liabilities	4,169,829,559	3,818,040,634	554,689,773

Shareholders’ equity:
Common shares, US$0.001 par value, 500,000,000 and 500,000,000 (including 407,328,619 Class A and 92,671,381 Class B) shares authorized; 138,860,287 (including 67,547,921 Class A and 71,312,366 Class B) and 138,863,287 (including 67,550,921 Class A and 71,312,366 Class B) shares issued and outstanding as of December 31, 2016 and March 31, 2017, respectively	878,463	878,484	127,627
Additional paid-in capital	4,474,702,198	4,478,418,624	650,630,321
Accumulated other comprehensive income	43,201,465	50,236,061	7,298,358
Accumulated deficit	(527,652,585)	(496,852,388)	(72,183,343)
Total shareholders’ equity	3,991,129,541	4,032,680,781	585,872,963
Total liabilities and shareholders’ equity	8,160,959,100	7,850,721,415	1,140,562,736

Commitments and contingencies (Note 14)

The accompanying notes are an integral part of the consolidated financial statements.

2

EHI CAR SERVICES LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE
INCOME/(LOSS)

For the Three Months Ended March 31, 2016 and March 31, 2017

(RMB, except share data and per share data, or otherwise noted)

	For the Three Months Ended
	March 31, 2016	March 31, 2017	March 31, 2017
	RMB	RMB	USD (Note 2(d))
Net revenues:
Car rentals	363,977,398	496,676,274	72,157,757
Car services	96,533,057	118,895,405	17,273,275
Total net revenues	460,510,455	615,571,679	89,431,032
Cost of revenues (Note 2(aa))	(330,775,689)	(423,505,544)	(61,527,421)
Gross profit	129,734,766	192,066,135	27,903,611

Selling and marketing expenses:
Third party	(13,646,839)	(32,064,844)	(4,658,421)
Related party	(8,708,598)	(2,615,735)	(380,017)
Total selling and marketing expenses	(22,355,437)	(34,680,579)	(5,038,438)
General and administrative expenses	(57,016,459)	(67,062,104)	(9,742,867)
Other operating income	38,636	217,199	31,555
Total operating expenses	(79,333,260)	(101,525,484)	(14,749,750)
Profit from operations	50,401,506	90,540,651	13,153,861

Interest income	1,560,192	2,193,709	318,703
Interest expense:
Third party	(50,906,593)	(53,851,034)	(7,823,546)
Related party	(5,232,500)	(1,725,000)	(250,610)
Total interest expense	(56,139,093)	(55,576,034)	(8,074,156)
Other income, net	704,265	557,820	81,041
Income/ (loss) before income taxes	(3,473,130)	37,716,146	5,479,449
Provision for income taxes	(268,216)	(6,915,949)	(1,004,758)
Net income/ (loss)	(3,741,346)	30,800,197	4,474,691
Net income/ (loss)	(3,741,346)	30,800,197	4,474,691
Changes in cumulative foreign currency translation adjustment, net of tax of nil	(1,183,682)	7,034,596	1,021,995
Comprehensive income/ (loss)	(4,925,028)	37,834,793	5,496,686

Weighted average number of common shares used in computing net income/ (loss) per share
Basic	136,911,050	138,748,020	138,748,020
Diluted	136,911,050	139,521,408	139,521,408

Net income/ (loss) per share attributable to common shareholders
Basic	(0.03)	0.22	0.03
Diluted	(0.03)	0.22	0.03

Net income/ (loss) per ADS*
Basic	(0.05)	0.44	0.06
Diluted	(0.05)	0.44	0.06

*        Each ADS represents two Class A common shares

The accompanying notes are an integral part of the consolidated financial statements.

3

EHI CAR SERVICES LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDERS’ EQUITY

For the Three Months Ended March 31, 2016 and March 31, 2017

(RMB, except share data and per share data, or otherwise noted)

	Common shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders’
	Shares	Amount	capital	income	deficit	equity
Balance as of December 31, 2015	137,133,413	867,001	4,433,439,156	74,554,822	(560,787,701)	3,948,073,278
Share-based compensation	—	—	3,609,425	—	—	3,609,425
Exercises of share options	68,000	442	978,722	—	—	979,164
Net loss	—	—	—	—	(3,741,346)	(3,741,346)
Foreign currency translation adjustments	—	—	—	(1,183,682)	—	(1,183,682)
Balance as of March 31, 2016	137,201,413	867,443	4,438,027,303	73,371,140	(564,529,047)	3,947,736,839
Balance as of December 31, 2016	138,860,287	878,463	4,474,702,198	43,201,465	(527,652,585)	3,991,129,541

Share-based compensation	—	—	3,716,447	—	—	3,716,447
Vesting of restricted shares	3,000	21	(21)	—	—	—
Net income	—	—	—	—	30,800,197	30,800,197
Foreign currency translation adjustments	—	—	—	7,034,596	—	7,034,596
Balance as of March 31, 2017	138,863,287	878,484	4,478,418,624	50,236,061	(496,852,388)	4,032,680,781

The accompanying notes are an integral part of the consolidated financial statements.

4

EHI CAR SERVICES LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three Months Ended March 31, 2016 and March 31, 2017

(RMB, except share data and per share data, or otherwise noted)

	For the Three Months Ended
	March 31, 2016	March 31, 2017
	RMB	RMB	US$ (Note 2(d))

Cash flows from operating activities:
Net income/ (loss)	(3,741,346)	30,800,197	4,474,691
Adjustments to reconcile net income/ (loss) to net cash provided by operating activities:
Provision for doubtful accounts	120,468	177,364	25,768
Depreciation and amortization	147,191,410	177,042,928	25,721,020
Amortization of debt issuance costs and discounts	3,477,408	7,166,269	1,041,125
Share-based compensation	3,609,425	3,716,447	539,930
Foreign currency exchange/ (gain) loss, net	2,059,974	(1,855,440)	(269,561)
Changes in operating assets and liabilities:
Accounts receivable	(1,246,222)	(54,527,822)	(7,921,871)
Receivables due from a related party	7,367,255	1,755,889	255,098
Prepaid expenses and other assets	(20,096,387)	(29,754,190)	(4,322,726)
Income taxes payable	(319,044)	6,191,560	899,518
Accounts payable	862,760	4,028,118	585,210
Payables due to a related party	(10,753,914)	(16,083,610)	(2,336,647)
Accrued expenses and other current liabilities	39,577,172	28,988,316	4,211,459
Net cash provided by operating activities	168,108,959	157,646,026	22,903,014

Cash flows from investing activities:
Purchase of property and equipment	(641,646,542)	(413,585,296)	(60,086,196)
Purchase of intangible assets	(47,999)	—	—
Proceeds from disposal of property and equipment	96,977,823	380,267,432	55,245,734
Decrease in restricted cash	—	96,577,058	14,030,837
Cash paid for a business combination, net of cash acquired	(3,229,998)	—	—
Cash paid for loans to a third party	(18,000,000)	—	—
Net cash provided by/ (used in) investing activities	(565,946,716)	63,259,194	9,190,375

Cash flows from financing activities:
Proceeds from exercise of share options	1,176,980	—	—
Proceeds from borrowings from third parties	348,037,680	146,277,700	21,251,410
Repayment of borrowings to third parties	(147,045,481)	(342,571,946)	(49,769,286)
Payment of professional fees for issuance of Senior Notes	(2,740,945)	—	—
Net cash provided by/ (used in) financing activities	199,428,234	(196,294,246)	(28,517,876)
Effect of exchange rate changes on cash and cash equivalents	(10,505,972)	(3,217,235)	(467,404)
Net increase/ (decrease) in cash and cash equivalents	(208,915,495)	21,393,739	3,108,109
Cash and cash equivalents-beginning of period	2,610,088,382	529,518,517	76,929,120
Cash and cash equivalents-end of period	2,401,172,887	550,912,256	80,037,229

Supplemental disclosure for cash flow information
Cash paid for interest	28,128,139	21,835,276	3,172,256
Cash paid for income taxes	587,260	724,389	105,240

Supplemental disclosure of non-cash investing and financing activities:
Sales of property and equipment included in receivables	18,265,780	176,716,211	25,673,555
Changes in vehicle purchase deposits	(187,517,149)	(35,375,232)	(5,139,358)
Accounts payable for purchase of property, plant and equipment	408,002,601	43,720,000	6,351,697

The accompanying notes are an integral part of the consolidated financial statements.

5

EHI CAR SERVICES LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

(RMB, except share data and per share data, or otherwise noted)

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

On August 3, 2007, eHi Car Services Limited (the “Company”), formerly known as Prudent Choice Limited or eHi Auto Services Limited, was incorporated in the Cayman Islands by Ray Ruiping Zhang (the “Founder”). The Company, through its subsidiaries, provides car rentals and car services to corporate and individual customers in the People’s Republic of China (“PRC”). The Company and its subsidiaries began offering services in 2006 through Shanghai eHi Business Co., Ltd. (“eHi Business”), which was incorporated on January 11, 2006. The Company’s business initially focused on providing car services to premium corporate and institutional clients. In May 2008, the Company began to provide car rentals to individual customers.

To further expand the Company’s internet and mobile services, the Company entered into a series of contractual arrangements in March 2014 with its PRC-incorporated variable interest entity (“VIE”) Shanghai eHi Information Technology Service Co., Ltd. (“eHi Information”) and its shareholders. eHi Information obtained a telecommunication business operating license (“ICP license”) from the relevant telecommunication authorities on September 24, 2014. eHi Information currently does not have any material operations.

In January 2015, the Company entered into a series of contractual arrangements with its PRC-incorporated VIE Shanghai eHi Car Sharing Information Technology Co., Ltd. (“eHi Car Sharing”) and its shareholders. eHi Car Sharing is currently testing its new business initiative as an online platform for peer-to-peer car rental between private vehicle owners and individual customers. eHi Car Sharing is currently not yet in operation and the Company does not expect it to contribute a material portion of its net revenues and operations in the foreseeable future.

As of March 31, 2017, the Company and its principal subsidiaries and VIEs are as follows:

	Percentage of ownership or indirect economic ownership	Date of incorporation/ acquisition	Place of incorporation
Parent company and offshore holding companies
eHi Car Services Limited (“Company”)	Parent	August 3, 2007	Caymans
eHi Auto Services (Hong Kong) Holding Limited (“eHi Hong Kong”)	100%	September 24, 2010	Hong Kong
L&L Financial Leasing Holding Limited	100%	October 17, 2013	Hong Kong
Brave Passion Limited (“Brave Passion”)	100%	May 26, 2015	British Virgin Islands

Wholly owned subsidiaries
Shuzhi Information Technology (Shanghai) Co., Ltd. (“Shuzhi”)	100%	March 21, 2008	PRC
Shanghai eHi Car Rental Co., Ltd. (“eHi Rental”)	100%	March 10, 2008	PRC
Beijing eHi Car Rental Co., Ltd. (subsidiary of eHi Rental)	100%	August 20, 2008	PRC
Chongqing eHi Car Rental Co., Ltd. (subsidiary of eHi Rental)	100%	December 5, 2009	PRC
Shanghai Smart Brand Auto Driving Services Co., Ltd. (“Shanghai Smart Brand,” subsidiary of Shuzhi)	100%	April 13, 2011	PRC
eHi Auto Services (Jiangsu) Co., Ltd. (subsidiary of eHi Hong Kong)	100%	December 23, 2011	PRC
Shanghai eHi Chengshan Car Rental Co., Ltd. (subsidiary of eHi Rental)	100%	August 16, 2012	PRC
Shanghai Taihan Trading Co., Ltd. (subsidiary of Shuzhi)	100%	November 10, 2013	PRC
Shanghai Taihao Financial Leasing Co., Ltd	100%	January 7, 2014	PRC
Shanghai Taide Financial Leasing Co., Ltd	100%	June 23, 2014	PRC
eHi Car Rental Management Services (Shanghai) Co., Ltd. (subsidiary of eHi Rental)	100%	November 10, 2015	PRC

Consolidated variable interest entities (“VIEs”)
Shanghai eHi Information Technology Service Co., Ltd. (“eHi Information”)	100%	March 13, 2014	PRC
Shanghai eHi Car Sharing Information Technology Co., Ltd. (“eHi Car Sharing”)	100%	January 12, 2015	PRC

6

EHI CAR SERVICES LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENT (Continued)

(RMB, except share data and per share data, or otherwise noted)

On November 18, 2014, the Company completed its initial public offering (“IPO”) and became listed on the New York Stock Exchange by issuing 10,000,000 American Depositary Shares (“ADSs”) at the price of US$12.00 per ADS for total gross proceeds of US$120 million. Each ADS represents two Class A common shares. The Company issued an additional 8,333,332 Class A common shares in a private placement concurrent with the IPO, at the price of $6.00 per Class A common share for total proceeds of US$50 million. Upon the completion of the IPO, all of the Company’s 77,999,069 then-outstanding preferred shares and 6,096,842 then-outstanding common shares were immediately converted into and/or re-designated as Class B common shares.

On May 22, 2015, the Company entered into definitive securities purchase agreements with Tiger Fund and SRS Funds pursuant to which the Company agreed to issue a total of 22,337,924 of the Company’s Class A common shares at a price of US$6.00 per Class A common share (equivalent to US$12.00 per ADS). The Company raised gross proceeds of approximately US$134.0 million on the transaction date and incurred transaction costs of approximately US$4.3 million from this private placement transaction which were recorded as a reduction to the equity contribution.

Commencing with the fourth quarter of 2015, the Company began reporting gross profit as a GAAP measure included in its results of operations. For further description, refer to Note 2(aa).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying unaudited financial statements, consisting of the condensed consolidated balance sheets as of December 31, 2016 and March 31, 2017, and the condensed consolidated statements of comprehensive income/ (loss), the condensed consolidated statements of cash flows, and the changes in equity for the three months ended March 31, 2016 and March 31, 2017, have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Accordingly, these condensed consolidated financial statements do not include all of the information and footnotes typically found in the audited consolidated financial statements and footnotes thereto included in the audited financial statements of the Company. In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of March 31, 2017, and its results of operations for the three months ended March 31, 2017, and 2016, and cash flows for the three months ended March 31, 2017, and 2016. The condensed consolidated balance sheet at December 31, 2016, was derived from audited annual financial statements but does not contain all of the footnote disclosures from the annual financial statements. Significant accounting policies followed by the Company in the preparation of the accompanying interim condensed consolidated financial statements are summarized below.

These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, previously filed with the Securities and Exchange Commission (“SEC”).

(b)	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include the allowance for doubtful accounts, costs related to customer loyalty programs, useful lives of vehicles and other tangible or intangible assets, residual values of vehicles, impairment of intangibles and long-lived assets, certain accruals or contingent liabilities, valuation allowances for deferred tax assets, provisions for uncertain tax positions, and valuation of share-based awards and forfeiture rates.

(c)	Foreign currency and foreign currency translation

The Company uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated outside of the PRC is the United States dollar (“US$”), while the functional currency of the PRC entities is RMB as determined based on the criteria of ASC 830, Foreign Currency Matters.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. The resulting exchange differences are included in the consolidated statements of comprehensive income/ (loss) as general and administrative expenses. Transaction gains and losses resulting from intercompany foreign currency transactions that are of a long-term investment nature are treated in the same manner as translation adjustments and included in cumulative translation adjustments, which is a separate component of shareholders’ equity in the consolidated financial statements.

Assets and liabilities of the Company and its subsidiaries incorporated outside of the PRC are translated into RMB at period-end or year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the period or year. Translation adjustments are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income or loss in the consolidated statements of changes in shareholders’ equity. The rates of exchange for the U.S. dollar used for translation purposes were RMB6.9370 on December 31, 2016 and RMB6.8993 on March 31, 2017. The average rates of exchange for the U.S. dollar used for translation purposes were RMB6.5300 and RMB6.8854 for the three months ended March 31, 2016 and March 31, 2017, respectively.

7

EHI CAR SERVICES LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

The unaudited United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader. Unless the amounts were from transactions originally denominated in U.S. dollars or otherwise noted, all translations from RMB into U.S. dollars and from U.S. dollars to RMB for the convenience of the reader were calculated at the rate of US$1.00= RMB6.8832 on March 31, 2017, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(d)	Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents and accounts receivable.

The Company deposits its cash and cash equivalents with financial institutions located in jurisdictions where the subsidiaries are located. The Company believes that no significant credit risk exists as these banks are major financial institutions with high credit quality.

When providing services, the Company generally requires individual customers to make advance payments, or a deposit from the corporate and institutional clients before services are rendered. Accounts receivable primarily represents those receivables derived in the ordinary course of business in relation to corporate and institutional clients. The Company offers payment terms in the range of 45-60 days to all corporate and institutional clients. Substantially all revenue was derived from customers located in China.

No single customer accounted for more than 10% of the Company’s consolidated accounts receivable as of December 31, 2016 and March 31, 2017, or for more than 10% of the Company’s consolidated net revenues in any of the periods presented.

(e)	Vehicles held for sale

Vehicles held for sale consist of used vehicles subject to signed sales agreements awaiting completion of title transfer. When a vehicle is reclassified as held for sale and transferred from property, plant and equipment, it is not further depreciated and is stated at lower of cost and net realizable value. Cost is the net book value upon the reclassification of the vehicle. Net realizable value is the selling price in accordance with the sales agreement less the estimated costs to be incurred upon the completion of title transfer. As of March 31, 2017, the vehicles reclassified as held for sale are expected to complete title transfer within one year.

(f)	Property and equipment, net

Property and equipment is stated at cost, less accumulated depreciation and impairment. Initial cost is comprised of the purchase price, plus any costs directly attributable to bringing the property and equipment to the location and condition necessary for its intended use. Depreciation of property and equipment is calculated on a straight-line basis, after consideration of expected useful lives and estimates of residual values. The Company begins depreciating vehicles when they are ready for their intended use. The estimated useful lives of these assets are generally as follows:

Category	Estimated useful lives
Vehicles	3-4 years
In-car equipment	3 years
Office furniture and equipment	5 years
Software	3-5 years
Building	39 years
Leasehold improvements	Over the shorter of the lease term or the estimated useful life - 1-5 years

Construction in progress represents offices under construction and newly acquired vehicles which are not yet been placed in service. Construction in progress is transferred to property and equipment and depreciation commences when an asset is ready for its intended use.

Vehicles

A vehicle is considered ready for its intended use generally when the license plate for the vehicle is obtained, the vehicle is insured, and when a GPS tracking device is installed. Expenditures for repairs and maintenance of vehicles are expensed as incurred. The Company expects to hold its vehicles generally for a period of approximately three to four years before their disposal, except for vehicles subject to repurchase programs, which have a holding period that typically ranges from 12 to 24 months. The estimated residual value of vehicles which are not subject to the repurchase programs are typically based on the current market price for used vehicles obtained from used vehicle dealers or the used car market for similar models.

8

EHI CAR SERVICES LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

The Company monitors accounting estimates relating to vehicles on a quarterly basis, including the depreciation rates and estimated residual values. Changes made to estimates are reflected in vehicle-related depreciation expense on a prospective basis. In addition, depreciation expense associated with vehicles subject to repurchase programs is recorded based on the contractual repurchase prices and holding periods, and is adjusted if the repurchase conditions are not met. When a vehicle is reclassified as held for sale, it is not further depreciated and is accounted for as held for sale. Gain or loss on disposed vehicles or vehicles held for sale is recognized as an adjustment to depreciation expense as part of cost of revenues. The Company recorded losses of RMB1,995,842 and a gain of RMB10,203,825 on disposals of vehicles or held-for-sale reclassifications for the three months ended March 31, 2016 and March 31, 2017, respectively. The Company fully writes off the net carrying value of a vehicle if the vehicle cannot be tracked via the installed GPS system for more than six months and cannot be otherwise located, as the Company believes that the chance of recovering the vehicle in such circumstances is remote, such losses are recorded as part of cost of revenues.

(g)	Intangible assets

Intangible assets are substantially comprised of car rental operating licenses and vehicle license plates acquired from third parties and local administration authorities. Gross carrying value totaled RMB64,101,470 and RMB63,840,616 as of December 31, 2016 and March 31, 2017, respectively.

The car rental operating licenses are originally assigned a fixed operating period, which can be extended upon expiration without significant additional cost. The Company also believes that there is no significant risk involved in the car rental operating license renewal process. Further, there are no legal, regulatory, or contractual provisions of which the Company is aware that may limit the useful life of such licenses. As such, the Company considers such car rental operating licenses to be indefinite-lived and carries them at cost less any subsequent impairment losses. Vehicle license plates do not expire and require no renewal. Therefore, they are similarly considered to be indefinite-lived and are carried at cost less any subsequent accumulated impairment losses.

(h)	Impairment of intangible assets and long-lived assets

The Company evaluates intangible assets and long-lived assets for impairment whenever events or changes in circumstances indicate that the assets might be impaired. For long-lived assets, when these events occur, the Company evaluates impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. For indefinite lived assets, the impairment test consists of a comparison of the fair value with carrying value. If the carrying value of an intangible asset exceeds its fair value, which is generally determined using the income approach, market approach, or a combination thereof, an impairment loss is recognized. No impairment charges were recognized for three months ended March 31, 2016 and 2017.

(i)	Revenue recognition

Revenue from car rentals and car services are generally recognized over the rental period. Revenue from the sale of gasoline is recognized when the vehicle is returned and is based on the actual volume of gasoline consumed or a contracted fee paid by the customer. For car rentals, payments are generally collected from customers in advance, and are recorded as advances from customers in the consolidated balance sheets until the revenue recognition criteria are met. Customers who purchase car services are generally on credit terms, and the initial credit evaluation is conducted before credit is extended. Revenue is recognized when collectability is reasonably assured and all other revenue recognition criteria are met.

Occasionally, the Company engages contracted service providers in offering car services to its customers where the Company currently does not provide such services in certain cities or such services exceed the Company’s existing capacity. The end customers sign service contracts directly with the Company in such arrangements and the Company is the party responsible for customers’ acceptance for services rendered. In case of customer disputes, the Company resolves customer complaints and is solely responsible for refunding customers their payments. Therefore, the Company is considered the primary obligor in transactions involving the use of contracted service providers. The Company also determines the service fee and bears the credit risk. As a result, the Company recognizes revenue under contracted service provider arrangements on a gross basis.

In the accompanying consolidated statements of comprehensive income/ (loss), revenue is presented net of business tax, VAT and other related surcharges. Costs of revenue associated with car rentals and car services have not been presented separately as the Company cannot reasonably and reliably estimate and allocate expenses to each of the revenue streams.

(j)	Net investment in direct financing leases

For leases where the Company is the lessor, a transaction is accounted for as a direct financing lease if the transaction satisfies one of the four capital lease conditions as discussed under the capital lease obligations section of this note, the collectability of the minimum lease payments is reasonably predictable, and there are no important uncertainties surrounding the amount of unreimbursable costs yet to be incurred by the Company under the lease.

The net investment in the direct financing leases consists of the minimum lease payments, net of executory costs and profits thereon, unguaranteed residual value, accruing to the benefit of the company and initial direct costs less unearned income. Over the period of a lease, each lease payment received is allocated between the repayment of the net investment in the lease and financing lease income based on the effective interest method so as to produce a constant rate of return on the balance of the net investment in the lease. The net investment in the direct financing leases is classified as current or non-current assets in the balance sheets based on the duration of the remaining lease terms.

9

EHI CAR SERVICES LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

The Company records revenue attributable to direct financing leases so as to produce a constant rate of return on the balance of the net investment in the lease. Total direct financing leases revenues were RMB982,083 and RMB1,718,412 for three months ended March 31, 2016 and 2017, respectively, and were recorded in car rental revenues in the consolidated statements of comprehensive income/ (loss).

(k)	Customer loyalty program

The Company has a customer loyalty program where registered members earn points upon eligible purchases and such points can be redeemed for free rental periods, mileage upgrades, and other free gifts. The Company estimates the incremental costs associated with the Company’s future obligation to its customers, and records them as selling and marketing expense in the consolidated statements of comprehensive income/ (loss). Unredeemed membership points are recorded in accrued expenses and other current liabilities in the consolidated balance sheets. The Company adjusts the liability associated with the customer loyalty program based on the Company’s estimate of future redemption of membership points prior to their expiration, which is three calendar years from the day the membership points are awarded. As of December 31, 2016 and March 31, 2017, the accrued liabilities associated with the customer loyalty program were RMB7,185,774 and RMB8,263,567, respectively.

(l)	Advertising costs

The Company expenses advertising costs as incurred. Total advertising expenses were RMB7,876,035 and RMB 24,542,752 for the three months ended March 31, 2016 and 2017, respectively, and were recorded in selling and marketing expenses in the consolidated statements of comprehensive income/ (loss).

(m)	Taxation

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and tax credits, if any. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in which temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of operations in the period of the enactment of the change. As of December 31, 2016, the components of deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability. As of March 31, 2017, deferred tax assets and liabilities is classified as non-current according to ASU 2015-17 adopted and applied prospectively commencing the first quarter of 2017.

The Company considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Company has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected for a company operating in the car rental industry.

The Company recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Company initially and subsequently measures the tax benefit as the largest amount that the Company judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Company’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Company classify interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.

10

EHI CAR SERVICES LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

(n)	Fair value measurements

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of inputs that may be used to measure fair value include:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, short-term loans receivable, accounts payable, advances from customers, certain accrued expenses and other current liabilities, and short-term and long-term debt. The carrying amounts of short-term financial instruments, excluding short-term debt, approximate their fair values due to the short-term maturity of these instruments. The carrying amounts of short-term debt as of December 31, 2016 and Mar 31, 2017 approximate their fair values as the interest rates they bear reflected the current quoted market yield for comparable debt (Level 2 inputs). The fair value of long-term borrowings is estimated based on quoted market rates as well as borrowing rates currently available for borrowings with a similar term, and the fair value of 2018 Senior Notes is estimated based on the average of the bid and ask price as of December 31, 2016 and Mar 31, 2017 (Level 2 inputs). The fair value of long-term debts including long-term borrowings and 2018 Senior Notes were RMB3,214,860,166 and RMB3,101,968,842 as of December 31, 2016 and March 31, 2017, as follows:

	As of December 31, 2016		As of March 31, 2017
	Nominal Unpaid Principal Balance	Aggregate Fair Value	Nominal Unpaid Principal Balance	Aggregate Fair Value
Long-term borrowings, including current portion	1,747,583,173	1,755,993,820	1,674,944,235	1,684,380,664
2018 Senior Notes	1,387,400,000	1,458,866,346	1,379,860,000	1,417,588,178
Total long-term debt	3,134,983,173	3,214,860,166	3,054,804,235	3,101,968,842

(o)	Share-based compensation

The Company recognizes share-based compensation based on the grant date fair value of equity awards, with compensation expense, net of a forfeiture rate, recognized over the period in which the grantee is required to provide services to the Company in exchange for the equity award. Share-based compensation expense is recognized (i) immediately at the grant date for awards with no vesting conditions or (ii) using the straight-line method for awards with graded vesting features and service conditions only. Share-based compensation expense is classified in the consolidated statements of comprehensive income/ (loss) based upon the job function of the grantee. For the three months ended Mar 31, 2016 and 2017, the Company recognized share-based compensation expense of RMB3,609,425 and RMB3,716,447, respectively, as follows:

	For the Three Months Ended,
	March 31, 2016	March 31, 2017
Cost of revenues	192,274	181,845
Selling and marketing expenses	105,940	90,923
General and administrative expenses	3,311,211	3,443,679
Total	3,609,425	3,716,447

(p)	Recently issued accounting standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers,” or ASU 2014-09. This update contains new accounting literature relating to how and when a company recognizes revenue. Under ASU 2014-09, a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. ASU 2014-09 is effective for the Company’s fiscal year beginning January 1, 2018, which reflects a one year deferral approved by the FASB in July 2015, with early application permitted provided that the effective date is not earlier than the original effective date (which would be the Company’s fiscal year beginning January 1, 2017). In March 2016, the FASB issued an amendment (ASU 2016-08) to the new revenue recognition guidance clarifying how to determine if an entity is a principal or agent in a transaction. In April (ASU 2016-10), May (ASU 2016-12), and December (ASU 2016-20) of 2016, the FASB further amended the guidance to include performance obligation identification, licensing implementation, collectability assessment and other presentation and transition clarifications. The effective date and transition requirements for the amendments in this ASU are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by ASU 2014-09). The company has not early adopted ASU 2014-09 and it will become effective for the Company on January 1, 2018. The Company is currently in the process of analyzing each of its revenue streams to determine the impact the adoption of ASU 2014-09 will have on its financial statements and related disclosures. The standard permits the use of either the full retrospective or modified retrospective transition method. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting. The Company is currently evaluating the potential impact to their contracts and revenue recognition. The Company will continue the evaluation, analysis, and documentation of its adoption of ASU 2014-09 (including those subsequently issued updates that clarify ASU 2014-09’s provisions) throughout 2017 as the Company works toward the implementation and finalizes its determination of the impact that the adoption will have on the consolidated financial statements.

11

EHI CAR SERVICES LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

In February 2016, the FASB issued ASU 2016-02, “Leases”. Under the new guidance, lessees will be required to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on the balance sheet. The updated guidance also expands the required quantitative and qualitative disclosures surrounding leases. Additionally, ASU 2016-02 aligns key aspects of lessor accounting with the new revenue recognition guidance in ASU 2014-09, “Revenue from Contracts with Customers” (see above). Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. This guidance also expands the requirements for lessees to record leases embedded in other arrangements and the required quantitative and qualitative disclosures surrounding leases. For lessors, the guidance modifies classification criteria and accounting for sales-type and direct financing leases and requires a lessor to derecognize the carrying value of the leased asset that is considered to have been transferred to a lessee and record a lease receivable and residual asset. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years, with earlier application permitted; hence, it applies to the Company beginning with calendar 2019. A modified retrospective transition approach is required for both lessees and lessors for existing leases at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is still in the process of evaluating the impact of the adoption of this update on its consolidated financial statements and related disclosures.

In August 2016, the FASB issued ASU 2016-15 Statement of Cash Flows (Topic 230): “Classification of Certain Cash Receipts and Cash Payments”. The standard is intended to eliminate diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. ASU 2016-15 will be effective for fiscal years beginning after December 15, 2017. Early adoption is permitted for all entities. The Company is in the process of evaluating the impact of this guidance on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows: Restricted Cash”. The standard addresses the diversity in practice that exists in the classification and presentation of changes in restricted cash and requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. ASU 2016-18 is effective retrospectively for fiscal years and interim periods within those years beginning after December 15, 2017. The Company is in the process of evaluating the impact of this guidance on its consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, “Compensation—Stock compensation (Topic 718): Scope of modification accounting” to clarify when to account for a change to the terms or conditions of a share-based payment award as a modification. ASU 2017-09 is effective prospectively for all companies for annual periods beginning on or after December 15, 2017, and early adoption is permitted. The Company is in the process of evaluating the impact of this guidance on its consolidated financial statements.

3. ALLOWANCE FOR DOUBTFUL ACCOUNTS

An analysis of the allowance for doubtful accounts receivable for the three months ended March 31, 2016 and 2017 is as follows:

	As of
	March 31, 2016	March 31, 2017
Balance, beginning of the period	7,611,244	9,159,321
Provision for doubtful accounts	120,468	177,364
Balance, end of the period	7,731,712	9,336,685

12

EHI CAR SERVICES LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of
	December 31, 2016	March 31, 2017
Value-added taxes deductible	311,501,214	490,733,959
Receivables from disposal of vehicles	127,915,314	176,716,211
Prepaid insurance expense	115,498,191	139,275,192
Net investment in direct financing leases, current portion	63,999,571	52,346,303
Prepaid brand marketing expense	—	24,602,013
Staff advances	18,060,202	19,572,064
Prepaid gasoline and repair supplies	17,481,886	18,563,073
Prepaid rental expenses	13,964,546	14,282,651
Rental deposits	11,137,408	12,993,842
Others	48,229,013	22,011,103
Total	727,787,345	971,096,411

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of
	December 31, 2016	March 31, 2017
Vehicles	5,926,576,864	6,223,585,889
Building	55,587,304	55,587,304
In-car equipment	37,670,565	41,749,807
Leasehold improvements	32,752,237	34,899,255
Office furniture and equipment	33,463,933	34,414,523
Software	12,211,763	12,337,679
Property and equipment subject to depreciation	6,098,262,666	6,402,574,457
Less: accumulated depreciation	(1,127,934,340)	(1,175,946,376)
Subtotal	4,970,328,326	5,226,628,081
Construction in progress	753,240,849	66,904,959
Property and equipment, net	5,723,569,175	5,293,533,040

The Company recorded depreciation expense relating to vehicles and in-car equipment of RMB 142,353,441 and RMB173,687,247 for the three months ended March 31, 2016 and 2017, respectively, as costs of revenue in the consolidated statements of comprehensive income/ (loss).

Depreciation expense of other property and equipment totaled RMB4,837,969 and RMB3,355,681 for the three months ended March 31, 2016 and 2017, respectively, and was recorded in the consolidated statements of comprehensive income/ (loss) as cost of revenue and operating expenses.

As of December 31, 2016 and March 31, 2017, vehicles and in-car equipment with a total initial cost of RMB465,073,020 and RMB323,933,062, respectively, were used as collateral in relation to certain long-term borrowing arrangements as disclosed in Note 7.

6. SHORT-TERM DEBT

	As of
	December 31, 2016	March 31, 2017
Short-term borrowings	620,105,995	490,795,687
Long-term borrowings, current portion (Note 7)	306,113,338	270,886,943
Total	926,219,333	761,682,630

13

EHI CAR SERVICES LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

Short-term borrowings

	As of
	December 31, 2016	March 31, 2017
Notes payable	363,983,800	236,277,700
Short-term bank borrowings guaranteed by the Founder and his spouse	75,000,000	50,000,000
Short-term bank borrowings	181,122,195	204,517,987
Total short-term bank borrowings	620,105,995	490,795,687

Notes payable

The Company is required to maintain a certain balance of cash deposit in designated bank accounts for the notes payable outstanding as of March 31, 2017. Such required cash deposit of RMB149,749,220 was classified as restricted cash on the consolidated balance sheet.

Short-term bank borrowings guaranteed by the Founder and his spouse

In October 2015, the Company entered into a short-term loan facility agreement with a bank for which a total loan facility up to RMB50,000,000 was made available to the Company. As of December 31, 2016, the principal amount outstanding under this agreement was RMB50,000,000, bearing an interest rate of 4.35% per annum. This short-term borrowing was guaranteed by the Founder of the Company, Ray Ruiping Zhang, and his spouse, Suping Han. It was fully repaid during the year ended December 31, 2016. In October 2016, the Company entered into another short-term loan agreements with the same bank for aggregate principal amounts of RMB50,000,000. This borrowing bear interest rates of 4.35 % per annum. This short-term borrowing was guaranteed by the Founder of the Company, Ray Ruiping Zhang, and his spouse, Suping Han.

In February 2016, the Company entered into a short-term loan facility agreement with a bank for which a total loan facility up to RMB25,000,000 was made available to the Company. As of December 31, 2016, the principal amount outstanding under this agreement was RMB25,000,000, bearing an interest rate of 4.698% per annum. This short-term borrowing was guaranteed by the Founder of the Company, Ray Ruiping Zhang, and his spouse, Suping Han. It was fully repaid during the year ended March 31, 2017.

Short-term bank borrowings

In 2016, the Company entered into several short-term loan facility agreements with a bank for which a total loan facility up to RMB150,000,000 was made available to the Company. As of December 31, 2016 and March 31, 2017, total principal amounts outstanding under these agreements were RMB100,000,000 and RMB130,000,000, respectively, bearing the same interest rates of 4.35% per annum.

In April 2016, the Company entered into a short-term borrowing agreements with a bank for an aggregate principal amount of RMB30,000,000. As of December 31, 2016 and March 31, 2017, the principal amount outstanding under this agreement was RMB30,000,000, bearing an interest rate of 4.1325% per annum.

In August 2016, the Company entered into a short-term loan facility agreement with a bank for which a total loan facility up to RMB25,000,000 was made available to the Company. As of December 31, 2016 and March 31, 2017, the principal amount outstanding under this agreement was RMB25,000,000, bearing an interest rate of 4.35% per annum.

In 2016, in connection with the purchase of vehicles, the Company entered into short-term borrowing agreements with a third-party financing company for an aggregate principal amount of RMB30,000,000. Principal and interest are payable monthly and the borrowings bear interest at 4.82% per annum. As of December 31, 2016 and March 31, 2017, total principal amounts outstanding under these agreements were RMB26,122,195 and RMB19,517,987, respectively.

The weighted average interest rate on short-term bank borrowings was 3.25% and 4.42% for three months ended March 31, 2016 and 2017, respectively.

14

EHI CAR SERVICES LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

7. LONG-TERM DEBT

	As of
	December 31, 2016	March 31, 2017
Long-term borrowings collateralized by vehicles	292,605,866	247,592,295
Long-term bank borrowings collateralized by receivables	189,427,307	142,456,940
Entrusted long-term borrowing from a related party	100,000,000	100,000,000
2018 Senior Notes	1,356,213,357	1,352,552,426
Syndicated loan	1,010,689,797	1,008,661,193
Long-term bank borrowings	125,000,000	150,000,000
Subtotal	3,073,936,327	3,001,262,854
Less: Current portion of long-term debt	(306,113,338)	(270,886,943)
Total long-term debt	2,767,822,989	2,730,375,911

Long-term borrowings collateralized by vehicles

In connection with the purchase of vehicles, the Company entered into borrowing agreements from 2013 to 2016 with several third-party financing companies for an aggregate principal amount of RMB687,048,883. Principal and interest are payable monthly over three years. As of December 31, 2016, and March 31, 2017, the borrowings bear interest at 5.2%-9.12% per annum. These borrowings were collateralized by vehicles and in-car equipment with an aggregate initial cost of RMB328,782,218, and RMB187,642,260 as of December 31, 2016 and March 31, 2017 respectively. During 2016, the Company early repaid part of these borrowings. Due to the early repayment, as of December 31, 2016 and March 31, 2017, total principal amounts outstanding under these agreements were RMB74,605,866, and RMB37,592,295, respectively.

In July 2015, the Company entered into a five-year framework agreement with China Development Bank, which includes various financing products for an aggregate amount of RMB1.5 billion. In January 2016, in connection with purchase of vehicles, the Company drew down an aggregate amount of RMB220 million in bank loans under this framework agreement. The loan bears an initial interest rate of 5.225% per annum and the interest rate is adjusted annually based on the published People’s Bank of China interest rate with equivalent term. The principal and interest are payable over three years from the borrowing commencement date. The borrowing was collateralized by vehicles with an aggregate initial cost of RMB136,290,802 as of March 31, 2017. As of December 31, 2016 and March 31, 2017, total principal amounts outstanding under these agreements were RMB218,000,000 and RMB210,000,000, respectively, bearing interest at 5.225% per annum.

Long-term bank borrowings collateralized by receivables

In 2014 and 2015, in connection with the purchase of vehicles, the Company entered into eight long-term loan agreements with a bank. As of December 31, 2016 and March 31, 2017, the principal amounts outstanding under these agreements were RMB121,330,685 and RMB83,708,130, respectively. As of December 31, 2016 and March 31, 2017, the loans bear interest rates at 5.225% and 4.75% per annum, respectively. The interest rates are adjusted annually based on the published People’s Bank of China interest rate with equivalent terms. The principal and interest are payable quarterly over three years. This long-term bank borrowing is pledged with receivables due from the Company’s wholly-owned subsidiary.

In September 2014, in connection with the purchase of vehicles, the Company entered into a long-term loan facility agreement with a bank for which up to RMB155,000,000 was made available to the Company with a floating interest rate. As of December 31, 2016, and March 31, 2017, the principal amounts outstanding under this agreement were RMB68,096,622 and RMB58,748,810, respectively with interest rate of 4.9875% per annum. The principal and interest are payable monthly over three years. This long-term bank borrowing is pledged with receivables due from the Company’s wholly-owned subsidiary.

Entrusted long-term borrowing from a related party

In April 2015, in connection with the purchase of vehicles, the Company entered into a entrusted long-term loan agreement with related party Ctrip for which a total loan facility up to RMB300,000,000 was made available to the Company. In October 2016, the Company repaid RMB200,000,000 originally due in 2018. Due to early repayment, the principal amounts outstanding under this agreement were RMB100,000,000 as of December 31, 2016 and March 31, 2017, with interest rate of 6.90% per annum. The remaining principal is payable at the end of the borrowing term, which was three years from the contract date, and interest amounts are payable quarterly over the term of the borrowing arrangement.

With respect to all aforementioned arrangements, the undrawn loan facilities available to the Company totaled RMB63,358,721 and RMB128,982,015 as of December 31, 2016 and March 31, 2017, respectively.

The Company’s short-term and long-term borrowing arrangements include certain restrictive covenants that, among other things, limit the Company’s ability to incur additional indebtedness or create new mortgages or charges, request the Company to maintain its shareholding structure and make timely reports. Certain borrowing covenants also post restrictions on the use of proceeds and asset sales, and require the Company to provide notice or obtain consent for significant corporate events. As a result of these restrictions, although the Company’s overall liquidity may be sufficient to satisfy the Company’s obligations, the Company may be limited by covenants in some of the Company’s borrowing agreements from transferring cash to other subsidiaries that might require funds. In addition, cross default provisions in the Company’s other indebtedness may be triggered if the Company defaults on any of these debt agreements. The Company did not violate any financial covenants during the years ended December 31, 2016 and March 31, 2017.

15

EHI CAR SERVICES LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

2018 Senior Notes:

On December 8, 2015, the Company issued senior unsecured notes with an aggregate principal amount of RMB1,281,560,000 (US$200,000,000) which will mature on December 8, 2018 (the “Notes”). The issuance price of the Notes was 99.342% of par value. The Notes bear a fixed interest rate of 7.5% per annum, yielding 7.75%, with interest payable semi-annually in arrears. The Notes were issued as unregistered securities to qualified institutional buyers and offshore investors under provisions granting relief from registration under the Securities Act of 1933. The Notes have a trading market on the Stock Exchange of Hong Kong Limited.

The Notes are general obligations of the Company and are (i) subordinated to secured obligations of the Company, (ii) senior in right of payment to any existing and future obligations of the Company expressly subordinated in right of payment; (iii) guaranteed by certain subsidiary guarantors on a senior basis, subject to certain limitations, and (iv) effectively subordinated to all existing and future obligations of the non-guarantor subsidiaries. The Notes have been guaranteed as to payment by the Company’s offshore subsidiaries eHi Hong Kong, L&L Financial Leasing Holding Limited, and Brave Passion Limited.

Redemption

As described below, the Notes may be repurchased prior to the maturity date at the option of the Company. The holders of the Notes may not redeem the Notes prior to the maturity date, except in the case of a change in control.

Contingent redemption option available to holders

If a change of control triggering event, generally defined as a merger or acquisition or other fundamental corporate event, were to occur, the holders have the option to require the Company to purchase all outstanding Notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to (but not including) the date of repurchase.

Repurchase options available to the Company

The Company may redeem the Notes, in whole but not in part, at any time at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the greater of (1) 1.00% of the principal amount, or (2) the excess, if any, of (i) the present value at such redemption date of the redemption price of such Note on December 8, 2018, plus all required remaining scheduled interest payments due on such Notes (but excluding accrued and unpaid interest to the redemption date) through December 8, 2018, computed using a discount rate equal to a defined US Treasury security rate plus 100 basis points, over (ii) the principal amount of such Notes on such redemption date, and accrued and unpaid interest, if any, to (but not including) the redemption date.

The Company may redeem up to 35% of the aggregate principal amount of the Notes with the net cash proceeds of one or more sales of common stock of the Company in an equity offering at a redemption price of 107.50% of the principal amount of the Notes redeemed, plus accrued and unpaid interest, if any, to (but not including) the redemption date; provided that at least 65% of the aggregate principal amount of the Notes remains outstanding after each such redemption and any such redemption takes place within 60 days after the closing of the related equity offering.

The Company evaluated the redemption features and concluded that such features did not need to be separated from the Notes and separately accounted for as derivatives.

The Notes contain restrictive covenants including, among others, limitations on liens, consolidation, investment, merger and sale of the Company’s assets, maintenance of a fixed charge coverage ratio, and limitations on asset sales or use of proceeds.

The debt issuance costs of RMB34,538,769 and debt discount of RMB8,432,665 associated with the Notes, reflected as a reduction to the face value of the Notes, are being amortized over the three-year contractual life of the Notes under the effective interest method, as the Company concluded that redemption prior to the contractual maturity is not probable. The effective interest rate of the Notes is 8.99%, including the interest charged on the Notes as well as amortization of the debt issuance costs and debt discount. The Notes proceeds were received by the Company’s offshore subsidiary eHi Hong Kong.

16

EHI CAR SERVICES LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

Syndicated loan

In August 2016, the Company signed a three-year syndicated loan agreement (the “Facility Agreement”) with a syndicate of lead arrangers, which provided for a US$110 million facility (the “Initial Facility”) and a US$40 million greenshoe facility (the “Greenshoe”). In September 2016, the Company drew down the entire US$150 million including the greenshoe facility under the facility agreement. As of December 31, 2016 and March 31, 2017, the principal amounts outstanding under these agreements were US$150,000,000. The proceeds of the loan are used to (1) refinance existing indebtedness; (2) capital expenditure; (3) to fund interest reserve account; (4) to pay all transaction-related fees; and (5) general corporate purposes. The loan bears a floating interest rate of LIBOR + 3.50% margin per annum. The loan was guaranteed by the Company’s offshore subsidiaries. The Company is required to maintain a certain balance of cash deposit in the interest reserve account collateralized in favor of the lenders in connection with these facilities. Such required balance needs to cover the interest payable in 3 month time. As of December 31, 2016 and March 31, 2017, such required cash deposit of US$1,547,240 and US$1,547,214 was classified as restricted cash on the consolidated balance sheet. The loan agreement contains financial covenants requiring the Company to maintain a certain leverage ratio. The Company is compliant with these covenants as of March 31, 2017.

Long-term bank borrowings

In December 2016, the Company entered into a long-term loan agreement with a bank which a total revolving loan facility up to RMB150,000,000 was made available to the Company. As of December 31, 2016 and March 31, 2017, the principal amounts outstanding under this agreement were RMB125,000,000 and RMB150,000,000, respectively, with interest rate of 4.9875% per annum. The principal and interest are payable quarterly over three years.

Future principal maturities of long-term debt as of March 31, 2017 are as follows:

Years Ended December 31,	Amount (RMB)
Remainder 2017	205,861,309
2018	2,303,059,989
2019	543,466,797
2020	2,416,140
Total	3,054,804,235

8. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of
	December 31, 2016	March 31, 2017
Accrued employee payroll and welfare	57,367,892	51,276,501
Customer deposits	55,991,264	46,918,363
Accrued interest payable	8,530,203	35,232,566
Advance from customers	68,397,492	30,599,095
Accrued advertising and promotion expense	33,390,532	26,310,217
Tax payable	15,471,552	17,227,365
Accrued liability related to customer loyalty program	7,185,774	8,263,567
Accrued professional service fees	4,316,185	2,341,278
Property related purchase payable	11,354,874	—
Others	22,569,229	20,983,386
Total	284,574,997	239,152,338

9. TAXATION

Income Taxes

As of December 31, 2016 and March 31, 2017, valuation allowances were provided on the deferred tax assets to the extent that management believed it was more likely than not that such deferred tax assets would not be realized in the foreseeable future. Valuation allowances were also provided because it was more likely than not that the Company will not be able to utilize certain tax loss carryforwards generated by certain subsidiaries or VIEs. As those entities continue to generate tax losses and tax planning strategies are not available to utilize those tax losses in other group companies, management believes it is more likely than not that such losses will not be utilized before they expire.

The Company uses an estimated annual effective tax rate based upon a projection of its annual fiscal year results to measure the income tax benefit or expense recognized in each interim period. The Company’s effective tax rate, including the impact of discrete benefit items, was 8% and (8%) for the three months ended March 31, 2017 and 2016, respectively.

The Company made provisions for income taxes of RMB0.3 million and RMB6.9 million (US$1.0 million) in three months ended March 31, 2016 and 2017, respectively. Provision for income taxes of PRC entities made in three months ended March 31, 2016 and 2017 was amounted to RMB0.3 million and RMB2.9 million, respectively, which was attributable to the taxable income of certain PRC subsidiaries in three months ended March 31, 2016 and 2017, and such provision was assessed primarily on a 25% enterprise income tax rate for the PRC operating subsidiaries. Provision for income taxes of non-PRC entities made in three months ended March 31, 2017 was RMB4.0 million (nil for three month ended March 31, 2016) primarily due to a 10% PRC tax related to interest of US$150 million syndicated loan and 2018 senior notes.

17

EHI CAR SERVICES LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

10. COMMON SHARES

As of March 31, 2017, the Company had an aggregate of 138,863,287 common shares issued and outstanding. These outstanding shares consist of (1) 67,550,921 Class A ordinary shares and (2) 71,312,366 Class B common shares. The terms of Class A ordinary shares and Class B ordinary shares are similar, except that holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. In addition, certain matters including those related to the change of control of the Company require an additional approval by the holders of a majority of Class A common shares voting as a separate class. Each Class B common share is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances. Class B common shares will be automatically converted into the same number of Class A common shares under certain circumstances, including any transfer of Class B common shares by a holder thereof to any person or entity which is not an affiliate of such holder. On November 25, 2016, 1,697,422 Class B common shares were converted to Class A ordinary shares.

11. FAIR VALUE MEASUREMENTS

The Company’s recurring fair value measurements for financial assets and liabilities are limited to cash and cash equivalents as of December 31, 2016 and March 31, 2017. Cash and cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued based on quoted market prices in an active market.

The Company did not have Level 2 or Level 3 categorized assets or liabilities as of December 31, 2016 and March 31, 2017, respectively.

12. SHARE-BASED COMPENSATION

2010 Performance Incentive Plan

On April 1, 2010, the Company adopted the 2010 Performance Incentive Plan (“2010 Plan”) under which the Company reserved 2,627,730 options to purchase common shares for the issuance of incentive awards to employees. On December 21, 2010, the Company increased the maximum number of options available to 4,300,730. All of the Company’s outstanding options are granted to employees and are equity-classified. These options vest over three to five years of an employee’s continuous service starting from the grant date and have a contractual term of five years.

The Company granted 300,000 options on April 1, 2013 under the 2010 Plan with an exercise price of US$3.11. On August 26, 2014, the Company amended and restated the 2010 Plan whereby the maximum aggregate number of shares issuable under the 2010 Plan increased from 4,300,730 shares to 6,698,470 shares. On the same day, the Company granted 450,000 restricted shares to employees, of which one-quarter vested immediately, and the remaining vest over a period of three years from the date of grant. Additionally, the Company also granted 1,300,000 options to employees with an exercise price of US$7.00, which vest over a period of four years from the date of the grant.

On August 28, 2015, the directors of the Company’s Compensation Committee approved an option modification to extend the contractual term of all outstanding share options granted to employees and a director (excluding the Company’s Founder) under the 2010 Plan on August 31, 2010 by one year. The modified options, totally amounting to 1,588,648 options, are all vested. Other terms of the option grants remain unchanged.

On December 26, 2015, the directors of the Company’s Compensation Committee approved an option modification to extend the contractual term of all outstanding share options granted to an employee, the Founder, under the 2010 Plan on December 31, 2010 by one year. The modified options, totally amounting to 1,673,000 options, are all vested. Other terms of the option grants remain unchanged. On November 14, 2016, these options were modified to extend another one year under the approval of the directors of the Company’s Compensation Committee. Other terms of the option grants remain unchanged.

No options and restricted shares were granted under the 2010 Plan in the three months ended March 31, 2016 and 2017.

Share options

Share-based compensation expense is recorded on a straight-line basis over the requisite service period, which is generally three to five years from the date of grant. The Company recognized share-based compensation expenses of RMB1,735,799 and RMB1,700,820 for share options granted under the 2010 Plan in the consolidated statements of comprehensive income/ (loss) for the three months ended March 31, 2016 and 2017, respectively. As of March 31, 2017, there was RMB 9,245,908 in total unrecognized compensation expense, adjusted for estimated forfeitures, related to unvested share options, which is expected to be recognized over a weighted-average period of 1.38 years. The unrecognized compensation expense may be adjusted for future changes in estimated forfeitures.

Restricted shares

Share-based compensation expense for restricted shares is recorded on a straight-line basis over the requisite service period, which is three years from the date of the grant. The Company recognized share-based compensation expense of RMB 1,280,248 and RMB 1,335,183 for restricted shares granted under 2010 Plan in the consolidated statements of comprehensive income/ (loss) for three months ended March 31, 2016 and 2017, respectively. As of March 31, 2017, there was RMB2,199,903 in total unrecognized compensation expense, adjusted for estimated forfeitures, related to unvested restricted shares, which is expected to be recognized over a weighted-average period of 0.41 years. The unrecognized compensation expense may be adjusted for future changes in estimated forfeitures.

2014 Performance Incentive Plan

In October 2014, the Company adopted the 2014 Performance Incentive Plan (“2014 Plan”), which became effective immediately after the completion of the Company’s initial public offering in November 2014. Under the 2014 Plan, the Company is authorized to initially reserve a maximum of 4,000,000 common shares, provided that the shares reserved shall automatically increase on January 1 of each year during the term of the 2014 Plan, commencing on January 1, 2015, by an amount equal to the lesser of (i) one percent (1%) of the total number of common shares issued and outstanding on December 31 of the immediately preceding calendar year, (ii) 1,000,000 common shares or (iii) such number of common shares as may be determined by the Company’s board of directors.

On May 15, 2015, the Company granted 525,000 share options to the Company’s employees and directors at an exercise price of US $5.35 per share with contractual term of 10 years from the grant date and a graded vesting period of four years. 25% of the granted options vest on each of the first, second, third and fourth anniversaries of the grant date.

On March 23, 2017, the Company granted 6,000 restricted shares to a Company’s employee. 50% of the granted restricted shares vested immediately. 25% of granted shares vest on each of the first and second anniversaries of the grant date.

No options and restricted shares were granted under the 2014 Plan in the three months ended March 31, 2016.

Share options

Share-based compensation expense for options is recorded on a straight-line basis over the requisite service period, which is four years from the date of grant. The Company recognized share-based compensation expense of RMB 593,378 and RMB573,880 granted under the 2014 Plan in the consolidated statement of comprehensive income/ (loss) for the three months ended March 31, 2016 and 2017. As of March 31, 2017, there was RMB4,759,307 in total unrecognized compensation expense, adjusted for estimated forfeitures, related to share options, which is expected to be recognized over a weighted-average period of 2.12 years. The unrecognized compensation expense may be adjusted future changes in estimated forfeitures.

Restricted shares

Share-based compensation expense for restricted shares vested immediately is fully recorded on grant day. The remaining share-based compensation expense is recorded on a straight-line basis over the requisite service period, which is two years from the date of the grant. The Company recognized share-based compensation expense for restricted shares of RMB 106,564 granted under the 2014 Plan in the consolidated statements of comprehensive income/ (loss) for three months ended 2017, respectively. As of March 31, 2017, there was RMB 86,597 in total unrecognized compensation expense, adjusted for estimated forfeitures, related to unvested restricted shares, which is expected to be recognized over a weighted-average period of 1.98 years. The unrecognized compensation expense may be adjusted for future changes in estimated forfeitures.

18

EHI CAR SERVICES LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

13. INCOME/ (LOSS) PER SHARE

Basic and diluted net income/ (loss) per share for each of the years presented are calculated as follows:

	For the Three Months Ended
	March 31, 2016	March 31, 2017
	RMB	RMB
Numerator:
Net income/ (loss):	(3,741,346)	30,800,197
Numerator for basic and diluted net income/ (loss) per share	(3,741,346)	30,800,197

Denominator:
Denominator for basic calculation-weighted average number of common shares outstanding	136,911,050	138,748,020
Dilutive effect of share options	—	742,950
Dilutive effect of restricted shares	—	30,438
Denominator for diluted income/ (loss) per share calculation	136,911,050	139,521,408
Basic net income/ (loss) per share attributable to the Company’s common shareholders	(0.03)	0.22
Diluted net income/ (loss) per share attributable to the Company’s common shareholders	(0.03)	0.22
Basic net income/ (loss) per ADS*	(0.05)	0.44
Diluted net income/ (loss) per ADS*	(0.05)	0.44

* Each ADS represents two Class A common shares.

Basic net income/ (loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted net earnings/ (loss) per share is computed using the weighted average number of common shares and dilutive common share equivalents outstanding during the period. The effects of outstanding share options and restricted shares of 5,628,989 and 1,681,794 shares on a weighted average basis were anti-dilutive and excluded from the computation of diluted net loss per share and diluted net income per share for the three months ended March 31, 2016 and 2017, respectively.

14. COMMITMENTS AND CONTINGENCIES

(a)	Operating leases

The Company and its subsidiaries have entered into non-cancelable operating leases covering various facilities. Future minimum lease payments under these non-cancellable leases as of March 31, 2017 are as follows:

Year ending December 31,	(RMB)
Remainder of 2017	51,166,843
2018	28,481,287
2019	13,585,851
2020	4,108,678
2021	1,964,525
Thereafter	1,984,182
101,291,366

The Company recorded rental expense of RMB13,370,239 and RMB14,334,337 in the consolidated statements of comprehensive income/ (loss) during the three months ended March 31, 2016 and 2017, respectively.

(b)	Purchase commitments

In addition to vehicle purchase deposits reflected in the consolidated balance sheet, the Company’s purchase commitments relate to purchase of rental vehicles and marketing resources. Total purchase commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB533,327,684 as of March 31, 2017, of which RMB478,335,376 will be fulfilled in remainder of 2017, and RMB54,992,308 will be fulfilled in 2018 and 2019.

Other than those disclosed above, the Company did not have other significant capital and other commitments, long-term obligations, or guarantees as of March 31, 2017.

19

EHI CAR SERVICES LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

(c)	Contingencies

The Company is subject to periodic legal or administrative proceedings in the ordinary course of its business. The Company does not believe that any currently pending legal or administrative proceeding to which the Company is a party will have individually or in the aggregate have a material adverse effect on the results of operations or financial condition.

15. RELATED PARTY TRANSACTIONS

Crawford/Enterprise

In March 2012, the Company entered into a global affiliation agreement with Enterprise Holdings (China) LLC (“Enterprise China”). Enterprise China is an affiliate of Enterprise Holdings, Inc., a subsidiary of Crawford Group, Inc. (“Crawford”). Crawford was a holder of the Company’s Class A, Series D and Series E Shares and is currently a holder of the Company’s Class B common shares. Pursuant to the global affiliation agreement, the Company and Enterprise China are to direct certain rental referrals to each other via their respective websites, and for each referral received, the Company is liable for a contractually specified amount of referral fees payable to Enterprise China, and vice versa. The Company records referral fees payable to Enterprise China as sales and marketing expenses, and referral fees received as other operating income. Transactions incurred under this arrangement were immaterial for the periods presented.

Under the Additional Series E Preferred Share purchase agreement dated April 16, 2014, Crawford Group Inc. purchased 1,764,055 Series E Preferred Shares for US$9,702,299.

On October 31, 2014, Crawford Group, Inc. (“Crawford”), a parent company of Enterprise Holdings, Inc., exercised all of the 1,500,000 warrants to purchase 1,500,000 Class B common shares at a per share purchase price of US$5.50 for a total consideration of US$8,249,993 (RMB50,705,282).

As of March 31, 2017, Crawford holds 18,694,003 Class B common shares.

Ctrip

Under the Additional Series E Preferred Share purchase agreement dated April 16, 2014, Ctrip Investment Holding Ltd. (“Ctrip”) purchased 2,368,193 Series E Preferred Shares for US$13,025,062. As part of the Additional Series E share purchase agreement, upon the Company’s written request in connection with a proposed initial public offering, Ctrip shall be obligated to subscribe for the Company’s common shares (i)in an exempt private placement or (ii)in an exempt Regulation S offering. Each of Ctrip and the Company agreed that the purchase price of the common shares in connection with such investments shall be the initial public offering price, and such subscription shall be consummated concurrently with the closing of the initial public offering.

Since 2014, the Company also entered into certain service agreements with Ctrip for car rental and car services referrals. Pursuant to these service agreements, the Company pays a fixed percentage or a fixed minimum commission fee of car rental or car services rates from successful car referrals as commissions to Ctrip (resulting in related party payables), and Ctrip collects car rental and car services fees from individual customers on behalf of the Company (resulting in related party receivables). Transactions incurred under these service agreements were RMB8,708,598 and RMB2,615,735 for the three months ended March 31, 2016 and 2017, respectively.

On October 14, 2014, the Company entered into a subscription agreement with Ctrip, pursuant to which Ctrip purchased from the Company 1,666,666 Class A common shares at US$6.00 per Class A common share in a private placement concurrent with the closing of the Company’s initial public offering.

In the end of April 2015, Ctrip extended an entrusted bank loan of RMB300,000,000 to the Company which has been drawn down in full (Note 7). The loan has a term of three years with an interest rate of 6.9% per annum and some of the Company’s PRC subsidiaries provided guarantees. In October 2016, the Company repaid RMB200,000,000 originally due in 2018. Interests incurred under this loan agreement was RMB1,725,000 for the three months ended March 31, 2017.

Private Placement

On May 22, 2015, the Company entered into definitive securities purchase agreements with Tiger Fund and SRS Funds (the “Buyers”) pursuant to which the Company agreed to issue, and issued, a total of 22,337,924 of its Class A common shares to the Buyers at a price of US$6.00 per Class A common share (equivalent to US$12.00 per ADS), resulting in gross proceeds of approximately US$134 million from the private placement transaction. Under the terms of the securities purchase agreements, the Class A common shares were issued in two tranches: (a) a first tranche of 11,437,924 Class A common shares, which were issued on May 22, 2015, and (b) a second tranche of 10,900,000 Class A common shares, which were issued on June 30, 2015. In addition, Ctrip and Crawford also entered into definitive agreements with the Buyers for the sale of 2,666,666 Class A common shares (including certain shares represented by ADSs) to the Buyers at a price per Class A common share of US$6.00 (equivalent to US$12.00 per ADS).

20

EHI CAR SERVICES LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

As of December 31, 2016 and March 31, 2017, significant balances with related parties were as follows:

	As of
	December 31, 2016	March 31, 2017
Due from a related party, current:
Receivables due from Ctrip	1,755,889	1,882,265

Due to a related party, current:
Payables due to Ctrip	16,083,610	12,176,732

Due to a related party, non-current:
Long-term borrowing due to Ctrip	100,000,000	100,000,000

16. SUBSEQUENT EVENTS

In April 2017, the Company repaid short-term borrowings of RMB130,000,000 from banks when due. In April 2017, the Company renewed a short-term loan agreement of RMB50,000,000 with a bank bearing an interest rate of 4.35% per annum.

In April 2017, the Company, in connection with the purchase of vehicles, the Company entered into two notes payable amounting to RMB285,488,000, for which the Company pledged cash deposits of USD40,500,000 and RMB38,220,000 in the designated bank account as collateral.

In April 2017, in connection with the purchase of vehicles, the Company entered into a one and a half years borrowing agreement with an automobile financing company for an aggregate principal amount of RMB57,155,000. Principal and interest are payable monthly over one and a half years. The loan bears an interest rate of 5.2% per annum. This borrowing is collateralized by vehicles purchased under this agreement.

In May 2017, a third party financing company raised the Company’s loan facility from RMB30,000,000 to RMB50,000,000. The Company entered into a short-term loan agreement of RMB7,948,636 with this financing company. The loan bears an interest rate of 4.82% per annum.

In May 2017, the Company entered into a three-year long-term loan agreement of RMB100,000,000 with a bank, bearing an interest rate of 4.9875% per annum. Interest is payable quarterly over three years. In May 2017, the Company entered into a short-term loan agreement of RMB50,000,000 with the same bank, bearing an interest rate of 4.35% per annum. Both loans were under an facility agreement of RMB150,000,000.

In June 2017, the Company repaid two notes payable amounting to RMB150,217,660, and the pledged cash deposits of RMB43,500,000 and USD900,000 were released along with the repayment.

In June 2017, the Company entered into a three-year long-term loan agreement of RMB50,000,000 with a bank under an facility agreement of RMB50,000,000. The loan bears an interest rate of 4.9875% per annum. Interest is payable quarterly over three years.

In June 2017, the Company entered into a short-term loan agreement of RMB20,000,000 with a bank under an existing loan facility agreements of total up to RMB150,000,000. The loan bears an interest rate of 4.7850% per annum.

In June 2017, the Company entered into a three-year long-term loan agreement of RMB12,807,284 with a bank under an existing revolving facility agreement of RMB150,000,000. The loan bears an interest rate of 4.9875% per annum. Principal and interest are payable quarterly over three years.

In July 2017, the company entered into a revolving facility agreement with a bank for which a total facility up to RMB240,000,000 available for the company to draw down short-term loans, of which up to RMB120,000,000, or issue bank acceptances. In July and August 2017, the company drew down RMB12,202,406 and RMB3,700,000 as a short-term loan, respectively, both bearing an interest rate of 5.0025% per annum.

21